UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

HealthTronics, Inc.

(Name of Subject Company (Issuer))

HT Acquisition Corp.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, without par value

(Title of Class of Securities)

42222L107

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$222,854,757.75	$15,889.54

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $4.85 net per share in cash and (y) 45,630,810 shares of common stock, without par value (“Shares”) of HealthTronics, Inc. (“HealthTronics”) outstanding as of May 4, 2010 (including 1,785,230 Shares that were outstanding as of the relevant time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Company as of such time), as represented by HealthTronics in the Merger Agreement (as defined herein) and (ii) the product of (x) 667,500 outstanding and unexercised options to acquire Shares with an exercise price of less than $4.85 per share as of May 4, 2010 and (y) the difference between (A) the offer price of $4.85 net per Share and (B) $2.5349, which represents the weighted average exercise price of the outstanding and unexercised options with an exercise price of less than $4.85 per share as of May 4, 2010.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2010, issued March 10, 2010 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,889.54	Filing Party: HT Acquisition Corp. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: May 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (“Amendment No. 3”) amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 19, 2010, as amended on June 21, 2010, and June 25, 2010 by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”) and HT Acquisition Corp., a Georgia Corporation (“Purchaser”) and a direct, wholly owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, without par value (“Shares”), of HealthTronics, Inc., a Georgia corporation (“HealthTronics”), at a price of $4.85 per Share, net to the seller in cash less any required withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 3 is filed solely for the following purposes: to announce the results of the Offer, to announce a subsequent offering period and to supplement Item 12 with additional exhibits.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 5:00 p.m., New York City time, on Thursday, July 1, 2010, the initial offering period of the Offer expired. Based on preliminary information from the Depositary, as of the expiration of the initial offering period of the Offer, a total of 42,416,138 Shares were tendered pursuant to the Offer, representing approximately 93.4% of the currently outstanding Shares (including 4,699,604 Shares delivered through Notices of Guaranteed Delivery, representing approximately 10.3% of the Shares outstanding).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all validly tendered and not withdrawn Shares and will make payment to the Depositary for the accepted shares promptly.

On July 2, 2010, Endo issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn during the initial offering period of the Offer and has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on July 9, 2010. The full text of the press release is attached as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.

All Shares properly tendered during the subsequent offering period will be accepted and stockholders who tender their Shares pursuant to the Offer during the subsequent offering period will receive the same Offer Price paid to tendering stockholders who tendered their Shares pursuant to the Offer during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated May 19, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(1)(H)*	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Slide presentation relating to May 5, 2010 conference call (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(5)(B)*	Script for conference call with Blaine T. Davis, David P. Holveck and James S.B. Whittenburg, dated May 5, 2010 (incorporated by reference to Exhibit 99.(a)(1) to the Schedule TO-C filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(a)(5)(C)*	Article 13 of the Georgia Business Corporation Code

(a)(5)(D)*	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010

(a)(5)(E)*	Petition filed by Nittin Namjoshi in District Court of Travis County in the State of Texas on May 13, 2010

(a)(5)(F)*	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010

(a)(5)(G)*	HealthTronics’ Questions and Answers regarding the Merger, dated as of June 25, 2010

(a)(5)(H)	Press Release of Endo, dated July 2, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on July 2, 2010)

(a)(5)(I)	Employee Communication regarding the Offer Closing, dated as of July 2, 2010

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of May 5, 2010, by and among Endo, Purchaser and HealthTronics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on May 7, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(d)(3)*	Confidentiality Agreement, dated as of March 2, 2010, by and between Endo and HealthTronics

(d)(4)*	Exclusivity Agreement, dated as of April 17, 2010, by and between Endo and HealthTronics

(g)	Not applicable

(h)	Not applicable

*	Filed previously

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Pharmaceuticals Holdings Inc.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

HT Acquisition Corp.

By:	/S/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: July 2, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated May 19, 2010

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated May 5, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(1)(H)*	Form of summary advertisement, published May 19, 2010 in The Wall Street Journal

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Slide presentation relating to May 5, 2010 conference call (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Endo with the Securities and Exchange Commission on May 6, 2010)

(a)(5)(B)*	Script for conference call with Blaine T. Davis, David P. Holveck and James S.B. Whittenburg, dated May 5, 2010 (incorporated by reference to Exhibit 99.(a)(1) to the Schedule TO-C filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(a)(5)(C)*	Article 13 of the Georgia Business Corporation Code

(a)(5)(D)*	Petition filed by Irving M. Pinkus C/F Gabriel P. Pinkus UTMA/IN in the District Court of Travis County in the State of Texas on May 11, 2010

(a)(5)(E)*	Petition filed by Nittin Namjoshi in District Court of Travis County in the State of Texas on May 13, 2010

(a)(5)(F)*	Petition filed by Anthony Cancelliere in the District Court of Travis County in the State of Texas on May 14, 2010

(a)(5)(G)*	HealthTronics’ Questions and Answers regarding the Merger, dated as of June 25, 2010

(a)(5)(H)	Press Release of Endo, dated July 2, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on July 2, 2010)

(a)(5)(I)	Employee Communication regarding the Offer Closing, dated as of July 2, 2010

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of May 5, 2010, by and among Endo, Purchaser and HealthTronics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo with the Securities Exchange Commission on May 7, 2010)

(d)(2)*	Form of Shareholder Tender Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on May 7, 2010)

(d)(3)*	Confidentiality Agreement, dated as of March 2, 2010, by and between Endo and HealthTronics

(d)(4)*	Exclusivity Agreement, dated as of April 17, 2010, by and between Endo and HealthTronics

(g)	Not applicable

(h)	Not applicable

*	Filed previously